Exhibit 99.1

Capital Increase in Genmab as a Result of Employee Warrant Exercise

Company Announcement

Copenhagen, Denmark; August 20, 2019 – Genmab A/S (Nasdaq: GMAB) will increase its share capital by 21,811 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following price per share of nominally DKK 1:

1,100 shares at DKK 40.41,

1,000 shares at DKK 66.60,

1,125 shares at DKK 68.65,

3,500 shares at DKK 79.25,

150 shares at DKK 80.55,

88 shares at DKK 210.00,

1,450 shares at DKK 220.40,

400 shares at DKK 225.30,

6,750 shares at DKK 225.90,

150 shares at DKK 231.50,

2,550 shares at DKK 337.40,

150 shares at DKK 466.20,

1,250 shares at DKK 623.50,

750 shares at DKK 636.50,

850 shares at DKK 815.50,

375 shares at DKK 939.50, and

173 shares at DKK 1,145.

Proceeds to the company are approximately DKK 5.90 million. The increase corresponds to approx. 0.034 % of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares give rights to dividends and other rights in relation to the company as of subscription, i.e. inter alia full rights to dividends for the financial year 2019. The new shares will be listed on Nasdaq Copenhagen after registration with the Danish Business Authority. The capital increase is expected to be finalized shortly.

Pursuant to section 32 of the Danish Capital Markets Act No 459 of April 24, 2019, it is hereby announced, that the total nominal value of Genmab A/S' share capital after the capital increase is DKK 64,989,454, which is made up of 64,989,454 shares of a nominal value of DKK 1 each, corresponding to 64,989,454 votes.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company has two approved antibodies, DARZALEX® (daratumumab) for the treatment of certain multiple myeloma indications, and Arzerra® (ofatumumab) for the treatment of certain chronic lymphocytic leukemia indications. Daratumumab is in clinical development for additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development for relapsing multiple sclerosis. Genmab also has a broad clinical and pre-

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 41
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Capital Increase in Genmab as a Result of Employee Warrant Exercise

clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with core sites in Utrecht, the Netherlands and Princeton, New Jersey, U.S.

Contact:

Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s Registration Statement on Form F-1 and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov.  Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®;  Genmab in combination with the Y-shaped Genmab logo®;  HuMax®;  DuoBody®;  DuoBody in combination with the DuoBody logo®;  HexaBody®;  HexaBody in combination with the HexaBody logo®;  DuoHexaBody®;  HexElect®; and UniBody®.  Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV.

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Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 41
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122